UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended March 31, 2008

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited (the “Company”) for the three months ended March 31, 2008.

Exhibits

1.	Quarterly report of Textainer Group Holdings Limited for the three months ended March 31, 2008

TEXTAINER GROUP HOLDINGS LIMITED

Form 6-K

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2008 and December 31, 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

	March 31, 2008	December 31, 2007
Assets
Current assets:
Cash and cash equivalents	$72,762	$69,447
Accounts receivable, net of allowance for doubtful accounts of $3,304 and $3,160 in 2008 and 2007, respectively	45,977	44,688
Net investment in direct financing and sales-type leases	10,109	9,116
Containers held for resale	3,733	3,798
Prepaid expenses	3,263	2,527
Deferred taxes	352	352
Due from affiliates, net	6	9

Total current assets	136,202	129,937
Restricted cash	14,065	16,742
Containers, net of accumulated depreciation of $326,914 and $322,845 in 2008 and 2007, respectively	904,470	856,874
Net investment in direct financing and sales-type leases	51,876	48,075
Fixed assets, net of accumulated depreciation of $7,913 and $7,795 in 2008 and 2007, respectively	1,262	1,230
Intangible assets, net of accumulated amortization of $6,670 and $4,700 in 2008 and 2007, respectively	70,676	72,646
Interest rate swaps	—	127
Other assets	2,607	2,715

Total assets	$1,181,158	$1,128,346

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$6,371	$4,612
Accrued expenses	11,589	11,115
Container contracts payable	60,798	28,397
Due to owners, net	15,968	18,019
Secured debt facility	12,803	6,585
Bonds payable	58,000	58,000

Total current liabilities	165,529	126,728
Revolving credit facility	—	21,500
Secured debt facility	157,202	124,391
Bonds payable	356,511	370,938
Interest rate swaps	10,551	4,409
Long-term income tax payable	17,078	15,733
Deferred taxes	10,818	10,814

Total liabilities	717,689	674,513

Minority interest	51,420	49,717

Shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 47,604,640 at 2008 and 2007	476	476
Additional paid-in capital	164,342	163,753
Notes receivable from shareholders	(376)	(432)
Accumulated other comprehensive income	498	579
Retained earnings	247,109	239,740

Total shareholders’ equity	412,049	404,116

Total liabilities and shareholders’ equity	$1,181,158	$1,128,346

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Income

Three months ended March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2008	2007
Revenues:
Lease rental income	$47,534	$47,450
Management fees	7,450	5,375
Trading container sales proceeds	13,714	3,136
Gains on sale of containers, net	3,537	3,022
Other, net	—	168

Total revenues	72,235	59,151

Operating expenses:
Direct container expense	6,350	8,927
Cost of trading containers sold	10,068	2,541
Depreciation expense	12,884	11,094
Amortization expense	1,970	535
General and administrative expense	5,760	4,196
Short-term incentive compensation expense	811	954
Long-term incentive compensation expense	655	—
Bad debt expense, net	135	474

Total operating expenses	38,633	28,721

Income from operations	33,602	30,430

Other income (expense):
Interest expense	(6,947)	(8,323)
Interest income	577	688
Realized (losses) gains on interest rate swaps and caps, net	(685)	855
Unrealized losses on interest rate swaps, net	(6,269)	(1,345)
Other, net	136	(35)

Net other expense	(13,188)	(8,160)

Income before income tax and minority interest expense	20,414	22,270

Income tax expense	(1,345)	(1,603)
Minority interest expense	(1,703)	(3,940)

Net income	$17,366	$16,727

Net income per share:
Basic	$0.36	$0.44
Diluted	$0.36	$0.43
Weighted average shares outstanding (in thousands):
Basic	47,605	38,384
Diluted	47,652	38,542

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

Three months ended March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands, except share amounts)

			Additional	Notes receivable	Accumulated other		Total
	Common shares		paid-in capital	from shareholders	comprehensive income (loss)	Retained earnings	shareholders’ equity
	Shares	Amount
Balances, December 31, 2006	38,274,640	$383	$24,093	$(1,180)	$380	$217,618	$241,294
Cumulative effect from FIN 48 implementation	—	—	—	—	—	1,035	1,035
Dividends to shareholders ($0.53 per common share)	—	—	—	—	—	(20,267)	(20,267)
Exercise of share options	330,000	2	873	(875)	—	—	—
Share-based incentive compensation expense	—	—	(20)	—	—	—	(20)
Repayment of notes receivable from shareholders	—	—	—	590	—	—	590
Comprehensive income:
Net income	—	—	—	—	—	16,727	16,727
Foreign currency translation adjustments	—	—	—	—	21	—	21

Total comprehensive income							16,748

Balances, March 31, 2007	38,604,640	$385	$24,946	$(1,465)	$401	$215,113	$239,380

Balances, December 31, 2007	47,604,640	$476	$163,753	$(432)	$579	$239,740	$404,116
Initial public offering expenses	—	—	(3)	—	—	—	(3)
Dividends to shareholders ($0.21 per common share)	—	—	—	—	—	(9,997)	(9,997)
Share-based incentive compensation expense	—	—	592	—	—	—	592
Repayment of notes receivable from shareholders	—	—	—	56	—	—	56
Comprehensive income:
Net income	—	—	—	—	—	17,366	17,366
Foreign currency translation adjustments	—	—	—	—	(81)	—	(81)

Total comprehensive income							17,285

Balances, March 31, 2008	47,604,640	$476	$164,342	$(376)	$498	$247,109	$412,049

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2008	2007
Cash flows from operating activities:
Net income	$17,366	$16,727

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	12,884	11,094
Provision for containers held for resale	16	(1)
Bad debt expense, net	135	474
Unrealized losses on interest rate swaps, net	6,269	1,345
Amortization of debt issuance costs	357	345
Amortization of intangible assets	1,970	535
Gains on sale of containers, net	(3,537)	(3,022)
Share-based compensation expense	592	(20)
Minority interest expense	1,703	3,940
Decrease (increase) in:
Accounts receivable, net	(1,424)	(2,582)
Containers held for resale	49	1,653
Prepaid expenses	(697)	171
Due from affiliates, net	3	(19)
Other assets	(150)	(92)
Increase (decrease) in:
Accounts payable	1,759	726
Accrued expenses	474	1,790
Due to owners, net	(2,051)	3,048
Long-term income tax payable	1,345	—
Deferred taxes, net	4	(1)

Total adjustments	19,701	19,384

Net cash provided by operating activities	37,067	36,111

Cash flows from investing activities:
Purchase of containers and fixed assets	(44,324)	(30,989)
Proceeds from sale of containers and fixed assets	11,357	12,323
Receipt of principal payments on direct financing and sales-type leases	3,599	1,697

Net cash used in investing activities	(29,368)	(16,969)

Cash flows from financing activities:
Proceeds from revolving credit facility	18,000	29,000
Principal payments on revolving credit facility	(39,500)	—
Proceeds from secured debt facility	74,500	17,000
Principal payments on secured debt facility	(35,500)	(20,000)
Principal payments on bonds payable	(14,500)	(14,500)
Decrease (increase) in restricted cash	2,677	(1,750)
Debt issuance costs	(39)	(257)
Repayments of notes receivable from shareholders	56	590
Dividends paid	(9,997)	(20,267)

Net cash used in financing activities	(4,303)	(10,184)

Effect of exchange rate changes	(81)	21

Net increase in cash and cash equivalents	3,315	8,979
Cash and cash equivalents, beginning of the year	69,447	41,163

Cash and cash equivalents, end of the period	$72,762	$50,142

		(Continued )

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended March 31, 2008 and 2007

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2008	2007
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$7,371	$7,072
Income taxes	$113	$258
Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$32,401	$20,995
Containers placed in direct financing and sales-type leases	$8,393	$2,161

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, Textainer Group Holdings Limited and subsidiaries (the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers, and structures and manages container leasing investment programs.

On September 4, 2007, the Company’s shareholders approved a one-for-one share split, effected by way of a share dividend or bonus issue, for shareholders of record as of August 8, 2007. The share split was effected by way of a bonus issue on October 8, 2007. All shares and per share data in the consolidated financial statements, have been adjusted to reflect the share split, effected by way of a bonus issue.

The Company conducts its business activities in four main areas: container ownership, container management, container resale and military management.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The accompanying unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s financial position as of March 31, 2008, and the results of operations and cash flows for the three months ended March 31, 2008 and 2007. These consolidated financial statements are not necessarily indicative of the results of operations or cash flows which may be reported for the remainder of the fiscal year ended December 31, 2008.

(b)	Principles of Consolidation

The consolidated financial statements of the Company include TGH and all its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(c)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. Intangible assets are evaluated for impairment by applying the recognition and measurement provisions of the Financial Accounting Standards Board’s (“FASB”) Statement of

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

Financial Accounting Standards (“SFAS”) No.144 Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Under SFAS 144, an impairment loss shall be recognized if the carrying amount of the intangible assets is not recoverable and the carrying amount exceeds its fair value.

On July 23, 2007, the Company purchased the exclusive rights to manage the approximately 500,000 twenty foot equivalent unit container fleet of Capital Lease Limited, Hong Kong (“Capital”) for $56,000. The Company began managing the Capital fleet on September 1, 2007. The purchase price will be fully amortized over the expected 13-year life of the contract on a pro-rata basis based on the expected management fees. Amortization expense for the three months ended March 31, 2008 related to the Capital fleet was $1,117.

The change in the carrying amount of intangible assets during the three months ended March 31, 2008 was entirely attributable to amortization expense of $1,970.

(d)	Lease Rental Income

Lease rental income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of five years or less and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct financing and sales-type leases, the containers are usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct financing and, after the initial gain or loss, on sales-type leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the lease.

Container leases do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

(e)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer (Invoice) and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port (“Initial Repo”). Containers purchased new are depreciated using the straight-line method over their estimated useful lives of 12 years to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. Depreciation expense may fluctuate in future periods based on changes in these estimates. During the three months ended March 31, 2008 and 2007, the Company recorded an impairment of $150 and $89, respectively, which is included in depreciation expense in the accompanying consolidated statements of income, to write down the value of 618 and 465 containers identified for sale, respectively, to their estimated fair value. The fair value was estimated based on recent gross sales proceeds. When containers are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The Company compares the carrying value of the containers to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

(f)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is unlikely.

As of January 1, 2007, the company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). Under FIN 48, the company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

The 2004 United States tax return for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited and the 2004 and 2005 United States tax returns for TGH’s subsidiary Textainer Limited (“TL”) have been audited by the Internal Revenue Service (the “IRS”). In May 2008, the Company received notification from the IRS that they have completed their examination and made no changes to the amount of tax reported. The Company is currently evaluating the impact of the closure of the audit on its income tax accounting.

(g)	Damage Protection Plan Repair Cost Reserve

The Company’s leases require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a Damage Protection Plan (“DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of its lease. The Company has not recognized revenue and related expense for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectibility of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended.

For all containers, the Company uses the direct expense method of accounting for repairs and records maintenance expense when an obligation is incurred.

(h)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in non-U.S. concentrations, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various non-U.S. currencies. For the three months ended March 31, 2008 and 2007, $2,519 or 40% and $3,486 or 39%, respectively, of the Company’s direct container expenses were paid in 15 different non-U.S. currencies. The Company does not hedge these container expenses as there are no significant payments made in any one non-U.S. currency and the Company’s contract with the U.S. military contains a provision to protect it from fluctuations in exchange rates for payments made in non-U.S. currencies.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its non-U.S. concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. For the three months ended March 31, 2008 and 2007, revenue from one lessee amounted to $5,117 (or 11%) and $4,919 (or 10%), respectively, of the Company’s lease rental income. No single lessee accounted for more than 10% of the Company’s accounts receivable at March 31, 2008 and December 31, 2007.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

(i)	Derivative Instruments

The Company has entered into various interest rate cap and swap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in realized (losses) gains on interest rate swaps and caps, net in the consolidated statements of income.

As of the balance sheet dates, none of the derivative instruments the Company has entered into qualify for hedge accounting in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”). The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the consolidated statements of income as unrealized losses on interest rate swaps, net.

(j)	Share Options and Restricted Share Units

In accordance with SFAS No. 123R, Share-Based Payment (“SFAS 123R”), the Company estimates the fair value of all employee share options awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of income.

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model as a method for determining the estimated fair value for employee share option awards. Compensation expense for employee stock awards is recognized on a straight-line basis over the vesting period of the award. Share-based compensation expense of $592 was recorded as a part of long-term incentive compensation for the three months ended March 31, 2008 for share options and restricted share units awarded to employees under the 2007 Plan.

(k)	Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, accounts receivable, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

(l)	Net income per share

Basic net income per share for a given period is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted income per share reflects the potential dilution that could occur if all outstanding share options were exercised or converted into common shares. For the three months ended March 31, 2008, 1,043,161 share options and 994,353 restricted share units were excluded from the computation of diluted earnings per share because they were anti-dilutive under the treasury stock method, in accordance with the FASB’s SFAS No. 128 Earnings Per Share. For the three months ended March 31, 2007, all share options to acquire common shares were dilutive. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is presented as follows:

	Three months ended March 31,
	2008	2007
Numerator
Net income - basic and diluted EPS	$17,366	$16,727
Denominator
Weighted average common shares outstanding - basic	47,605	38,384
Dilutive stock options	47	158

Weighted average common shares outstanding - diluted	47,652	38,542

Earnings per common share
Basic	$0.36	$0.44
Diluted	$0.36	$0.43

(m)	Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

SFAS 157 retains the exchange price notion in earlier definitions of fair value and clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). With the exception of a one year deferral for the implementation of SFAS 157 for other nonfinancial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis, SFAS 157 is effective for financial statements issued for years beginning after November, 15, 2007, and for interim periods within those years with earlier application encouraged.

Effective January 1, 2008, the Company adopted SFAS 157 for the fair value measurement of recurring items, in particular its containers held for resale and interest rate swaps. The partial adoption of SFAS 157 for financial assets and liabilities had no effect on the Company’s consolidated financial position, results of operations or cash flows. The Company does not believe the adoption of the deferred portion of SFAS 157 will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

The Company measures the fair value of its containers held for resale under a Level 2 input as defined by SFAS 157. The company relies on a mark-to-market valuation based on quoted prices for identical or similar assets in markets that are not active. The Company’s containers held for resale had a fair value asset of $3,733 and $3,798 as of March 31, 2008 and December 31, 2007, respectively. During the three months ended March 31, 2008, the Company recorded an impairment of $150 as a part of depreciation expense to write down the value of containers identified for sale to their estimated fair value.

The Company measures the fair value of its $350 million notional amount of interest rate swaps under a Level 2 input as defined by SFAS 157. The Company relies on a mark to market valuation prepared by a broker based on observable interest rate yield curves. The Company’s interest rate swap agreements had a fair value liability of $10,551 and $4,282 as of March 31, 2008 and December 31, 2007, respectively. The change in fair value of $6,269 was recorded in the consolidated statement of income as part of unrealized losses on interest rate swaps, net.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 establishes a fair value option under which entities can elect to report certain financial assets and liabilities at fair value with changes in fair value recognized in earnings. However, SFAS No. 159

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

specifically includes financial assets and financial liabilities recognized under leases (as defined in SFAS No. 13, Accounting for Leases), as among those items not eligible for the fair value measurement option except contingent obligations for cancelled leases and guarantees of third-party lease obligations. Effective January 1, 2008 the Company adopted SFAS 159. The Company did not elect the fair value option for any assets or liabilities, therefore the adoption of SFAS 159 had no effect on the Company’s consolidated financial position, results of operations or cash flows.

(n)	Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160 Noncontrolling Interest in Consolidated Financial Statements-an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 will be effective for the Company as of January 1, 2009. The Company does not believe the adoption of SFAS 160 will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R replaced SFAS No. 141, Business Combinations (“SFAS 141”). SFAS 141R retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R will apply prospectively to business combinations for which the acquisition date is on or after the Company’s fiscal year beginning January 1, 2010. While the Company has not yet evaluated SFAS 141R for the impact, if any, that its adoption will have on the Company’s consolidated financial position, results of operations or cash flows, the Company will be required to expense costs related to any acquisitions after December 31, 2009.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. SFAS 161 will be effective for the Company as of January 1, 2009. The Company is assessing the potential impact that the adoption of SFAS 161 may have on the Company’s consolidated financial position, results of operations or cash flows.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

(3)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three months ended March 31, 2008 and 2007 were as follows:

	Three months ended March 31,
	2008	2007
Fees from affiliated Owners	$1,554	$1,756
Fees from unaffiliated Owners	5,456	3,193

Fees from Owners	7,010	4,949
Other fees	440	426

Total management fees	$7,450	$5,375

Due to Owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to Owners, net at March 31, 2008 and December 31, 2007 consisted of the following:

	2008	2007
Affiliated Owner	$1,600	$3,695
Unaffiliated Owners	14,368	14,324

Total due to Owners, net	$15,968	$18,019

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

(4)	Revolving Credit Facility, Bonds Payable and Secured Debt Facility, and Interest Rate Swaps

The following represents the Company’s debt obligations as of March 31, 2008 and December 31, 2007:

Revolving Credit Facility, Bonds Payable and Secured Debt Facility	2008	2007
Revolving Credit Facility, weighted average interest at 6.42% at December 31, 2007	$—	$21,500
2005-1 Bonds, interest at 3.07% and 5.28% at March 31, 2008 and December 31, 2007, respectively	414,511	428,938
Secured Debt Facility, weighted average interest at 3.11% and 5.35% at March 31, 2008 and December 31, 2007, respectively	170,005	130,976

Total debt obligations	$584,516	$581,414

Amount due within one year	$70,803	$64,585

Amounts due beyond one year	$513,713	$516,829

Revolving Credit Facility

At March 31, 2008, TL had a credit agreement, as amended (the “Prior Credit Agreement”), with a group of banks (the “Bank Group”) to provide a revolving credit facility (the “Prior Credit Facility”) in the amount of up to $75,000. The Prior Credit Agreement also provided a $25,000 letter of credit facility included within the $75,000 commitment. The Prior Credit Facility provided for payments of interest only during its term beginning on its inception date through June 6, 2008 (the “Conversion Date”), with a provision for the Prior Credit Facility to convert to a two-year fully amortizing note payable after the Conversion Date. Principal amortization would be on a quarterly basis, beginning on the last day of the first calendar quarter of the Conversion Date. Given the existing Conversion Date of June 6, 2008, principal amortization would begin on June 30, 2008. Interest on the outstanding amount due under the Prior Credit Facility at March 31, 2008 was based either on the U.S. prime rate or LIBOR plus a blended rate between 1.0% and 1.5%. Total outstanding principal under the Prior Credit Facility was $0 and $21,500 as of March 31, 2008 and December 31, 2007, respectively. The Company had no outstanding letters of credit as of March 31, 2008 and December 31, 2007.

The Prior Credit Facility was secured by the Company’s containers and under the terms of the Prior Credit Facility, the total outstanding principal of the Prior Credit Facility could not exceed the lesser of the commitment amount or a formula based on the Company’s net book value of containers and outstanding debt. The Prior Credit Facility Maximum was $75,000 as of March 31, 2008 and December 31, 2007.

TGH acted as a guarantor of the Prior Credit Facility. The Prior Credit Facility contained restrictive covenants regarding limitations on certain obligations, investments, and leverage. In addition, the Prior Credit Facility contained certain restrictive covenants on TGH’s tangible net worth, leverage, debt service, and interest coverage. The Company was in compliance with all such covenants at March 31, 2008. There was a commitment fee of 0.25% on the unused portion of the Credit Facility, payable in arrears. In addition, there was an agent’s fee of 0.125% on the commitment amount, payable quarterly in advance.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

On April 22, 2008, TL terminated the Prior Credit Facility and replaced it with a new revolving credit facility (the “New Credit Facility”) in the amount of up to $205,000 with a five-year term. The New Credit Facility also provides a $50,000 letter of credit facility included within the $205,000 commitment. Interest on the outstanding amount due under the New Credit Facility is based on a spread of 1.0% to 1.5% over LIBOR, which varies based on the Company’s leverage.

The New Credit Facility is secured by the Company’s containers and under the terms of the New Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or a formula based on the Company’s net book value of containers and outstanding debt. The New Credit Facility Maximum was $205,000 as of April 22, 2008.

TGH acts as guarantor of the New Credit Facility. The New Credit Facility contains restrictive covenants regarding limitations on certain obligations, investments, and leverage. In addition, the New Credit Facility contains certain restrictive covenants on TGH’s tangible net worth, leverage, and debt service coverage and on TL’s leverage and interest coverage. There is a commitment fee of 0.20% to 0.30% on the unused portion of the New Credit Facility, which varies based on the leverage of the Company and is payable in arrears. In addition, there is an agent’s fee of $75 on the commitment amount, which is payable annually in advance.

Bonds Payable and Secured Debt Facility

In 2005, the Company’s subsidiary, Textainer Marine Containers Limited (“TMCL”), issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. Under a 10-year amortization schedule, $58,000 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds prior to the payment date occurring in June 2008. Ultimate payment of the 2005-1 Bond principal has been insured by Ambac Assurance Corporation and the cost, 0.275% on the outstanding principal balance of the 2005-1 Bonds, of this insurance coverage is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

The Company’s primary ongoing container financing requirements are funded by the revolving notes (the “Secured Debt Facility”). The Secured Debt Facility provided a total commitment in the amount of up to $300,000 as of March 31, 2008. The Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date (as defined in the Indenture governing the 2005-1 Bonds and the Secured Debt Facility), with a provision for the Secured Debt Facility to then convert to a 10-year, but not to exceed the maximum term of 15-year, fully amortizing note payable on the Conversion Date. Under the Indenture, the Conversion Date is defined as June 6, 2008. Given a Conversion Date of June 6, 2008, first principal payment would be on July 15, 2008. Interest on the outstanding amount due under this Secured Debt Facility, both prior and subsequent to the Conversion Date, equals LIBOR plus 0.32%. There is a commitment fee of 0.10% on the unused portion of the Secured Debt Facility, which is payable in arrears. Effective June 8, 2006, the ultimate payment of the Secured Debt Facility principal has been insured by Ambac Assurance Corporation. The cost, 0.255% on the outstanding principal balance plus 0.085% on the unused portion of the Secured Debt Facility, of this insurance coverage is recognized as incurred on a monthly basis.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

Under the terms of the 2005-1 Bonds and Secured Debt Facility, the total outstanding principal of these two programs may not exceed an amount (the “Asset Base”) which is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct finance and sales-type leases. The total obligations under the 2005-1 Bonds and the Secured Debt Facility are secured by a pledge of TMCL’s assets. TMCL’s total assets amounted to $964,520 as of March 31, 2008. The 2005-1 Bonds and the Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, in which TMCL and TGH’s container management subsidiary were in full compliance at March 31, 2008.

The following is a schedule by year, of future scheduled repayments, as of March 31, 2008:

	2005-1 Bonds (1)	Secured Debt Facility(1)
Twelve months ending March 31:
2009	58,000	12,803
2010	58,000	17,070
2011	58,000	17,070
2012	58,000	17,070
2013 and thereafter	183,667	106,687

	$415,667	$170,700

(1)	Future scheduled payments for the 2005-1 Bonds and the Secured Debt Facility exclude step acquisition adjustments of $1,156 and $695, respectively, related to the purchase by TL of 3,000 additional shares of TMCL on November 1, 2007. The adjustments were recorded to reduce the balance of both the 2005-1 Bonds and the Secured Debt Facility to an amount that equaled the fair market value of the debt on the date of the acquisition.

The future repayments schedule for the Prior Credit Facility and the Secured Debt Facility is based on the facilities not being extended on the Conversion Date and then converting into a two-year fully amortizing note payable and ten-year fully amortizing note payable, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its 2005-1 Bonds and Secured Debt Facility. The following is a summary of the Company’s derivative instruments as of March 31, 2008:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks which cap one-month LIBOR rates fixed between 5.63% and 8.33% per annum, non-amortizing notional amounts, with termination dates through November 2015	$100,000
Interest rate swap contracts with several banks, with one-month LIBOR rates fixed between 3.37% and 5.32% per annum, amortizing notional amounts, with termination dates through December 2010	349,540

Total notional amount as of March 31, 2008	$449,540

During April 2008, the Company entered into an interest rate swap contract with a bank, with a one-month LIBOR fixed rate at 3.373% per annum, in amortizing notional amount of $10,000 and a term from April 15, 2008 through April 15, 2013.

During April 2008, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR fixed rate at 5.8% per annum, in non-amortizing notional amount of $10,000 and a term from May 15, 2008 through May 15, 2009.

The Company’s interest rate swap agreements had a fair value liability of $10,551 and $4,282 as of March 31, 2008 and December 31, 2007, respectively. The change in fair value was recorded in the consolidated statement of income as unrealized losses on interest rate swaps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

(5)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in four reportable segments: container ownership, container management, container resale and military management. The following tables show segment information for the three months ended March 31, 2008 and 2007, reconciled to the Company’s income before taxes as shown in its consolidated statements of income:

Three months ended March 31, 2008	Container Ownership	Container Management	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$46,858	$—	$—	$676	$—	$—	$47,534
Management fees	—	10,656	2,280	440	—	(5,926)	7,450
Trading container sales proceeds	—	—	13,714	—	—	—	13,714
Gain on sale of containers, net	3,537	—	—	—	—	—	3,537

Total revenue	$50,395	$10,656	$15,994	$1,116	$—	$(5,926)	$72,235

Depreciation expense	$13,060	$153	$—	$19	$—	$(348)	$12,884

Interest expense	$6,947	$—	$—	$—	$—	$—	$6,947

Unrealized losses on interest rate swaps, net	$6,269	$—	$—	$—	$—	$—	$6,269

Segment income before taxes	$10,317	$4,028	$5,184	$352	$(754)	$(416)	$18,711

Total assets	$1,057,304	$138,151	$6,773	$848	$1,859	$(23,777)	$1,181,158

Additions to long-lived assets	$44,120	$204	$—	$—	$—	$—	$44,324

Three months ended March 31, 2007	Container Ownership	Container Management	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$46,268	$—	$—	$1,182	$—	$—	$47,450
Management fees	—	9,258	1,740	426	—	(6,049)	5,375
Trading container sales proceeds	—	—	3,136	—	—	—	3,136
Gain on sale of containers, net	3,022	—	—	—	—	—	3,022
Other revenue	—	10	—	—	158	—	168

Total revenue	$49,290	$9,268	$4,876	$1,608	$158	$(6,049)	$59,151

Depreciation expense	$11,196	$146	$—	$18	$—	$(266)	$11,094

Interest expense	$8,323	$—	$—	$—	$—	$—	$8,323

Unrealized losses on interest rate swaps, net	$1,345	$—	$—	$—	$—	$—	$1,345

Segment income before taxes	$11,437	$4,704	$1,740	$552	$103	$(206)	$18,330

Total assets	$1,014,142	$50,662	$3,376	$1,790	$2,486	$(88,816)	$983,640

Additions to long-lived assets	$30,894	95	$—	$—	$—	$—	$30,989

Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Ownership and Container Management segments.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are in use and carrying cargo around the world. Substantially all of the Company’s leasing related revenue are denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

(6)	Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s Secured Debt Facility and 2005-1 Bonds. The total balance of these restricted cash accounts was $14,065 and $16,742 as of March 31, 2008 and December 31, 2007, respectively.

(b)	Trading Container Purchase Commitment

The Company entered into an agreement in October 2007 with a shipping line to purchase up to $17,178 of containers to be resold. The agreement expires at the earlier of March 2009 or when all the equipment has been delivered and at March 31, 2008, $3,948 of containers remain to be purchased.

(c)	Container Commitments

At March 31, 2008, the Company had placed orders with manufacturers for containers to be delivered subsequent to March 31, 2008 in the total amount of $13,534.

(d)	Legal Proceedings

In 2005 the Company reserved $2,500 to resolve a dispute with a container manufacturer. The Company paid $1,300 pursuant to a court order. On November 28, 2006, the Company and its parent company, Trencor Limited, entered into a letter agreement related to a settlement with this container manufacturer and the sale of a South African container manufacturing plant. This container manufacturer owed money to Trencor and had claims against the Company. Pursuant to this letter agreement, the container manufacturer agreed to return the plant to Trencor in lieu of its liabilities and the Company agreed to cover Trencor’s losses upon the sale of the plant, up to a limit of $750, in settlement of the container manufacturer’s claims against them. A $450 reduction in the reserve was released to income in the fourth quarter of 2006. On August 23, 2007, Trencor entered into a sale agreement with a third party to sell the plant for an amount that would not result in any loss being recorded. This sale is subject to certain conditions being satisfied and the Company will reduce its reserve at such time as the conditions have been satisfied and the funds have been received from the buyer of the plant.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

(e)	Legal Proceedings on the Sale of the Partnerships’ Assets

On April 18, 2005, six California limited partnerships formed to invest in transportation equipment, which are now dissolved, sold substantially all of their assets to RFH, Ltd. (“RFH”). As part of this sale transaction, RFH engaged Textainer Equipment Management Ltd., one of the general partners, to manage the containers RFH bought.

Five lawsuits were filed between March 2005 and June 2007 in state and federal court, initiated by certain limited partners. The state cases have been consolidated into one action. The limited partners in the state action allege that the general partners breached their fiduciary duties by selling the assets for less than their fair value, retaining management rights over the assets following the sale, and making materially false or misleading statements in proxy statements issued in connection with the sale of assets. In the federal case, plaintiffs allege a breach of fiduciary duty claim similar to that in the state action and also allege that the general partners violated federal securities laws. The lawsuits seek to recover damages for the limited partners based on the allegedly inadequate purchase price paid for the assets. On January 10, 2007, the federal case was dismissed, with prejudice, and has since been timely appealed. In the state case, the general partners have moved for summary judgment, or, in the alternative, summary adjudication. The court is expected to hear that motion on June 18, 2008. While it is not possible to predict or determine the outcome of these lawsuits, the Company believes that these lawsuits are without merit. The Company and its subsidiaries intend to vigorously defend against the lawsuits.

(7)	Share Option and Restricted Share Unit Plan

As of March 31, 2008, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. This plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights to employees. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. At March 31, 2008, 1,726,439 shares were available for future issuance under the 2007 Plan.

Share options are granted at exercise prices equal to fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions within the share option plans, including discontinuance of employment with the Company, all unexercised options expire on October 2017.

Beginning approximately one year after a restricted share unit’s grant date, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% for the fourth and fifth year.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a summary of activity in the Company’s share option plans for the three months ended March 31, 2008:

				Weighted average
	Share options (common share equivalents)			Exercise	Expiration
	Unvested	Vested	Total	price	year
Balances, December 31, 2007	1,044,734	—	1,044,734	$16.50	2017
Options granted during the period	3,456	—	3,456	$14.01	2017
Options forfeited during the period	(7,224)	—	(7,224)	$16.50	2017

Balances, March 31, 2008	1,040,966	—	1,040,966	$16.49	2017

The estimated weighted average grant date fair value of share options granted during the three months ended March 31, 2008 was $3.03 per share and the weighted average grant date fair value of restricted share units granted during the three months ended March 31, 2008 was $11.68 per share. As of March 31, 2008, $14,315 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 4.2 years. The aggregate intrinsic value of all options outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $15.08 per share as of March 31, 2008 was $4. The aggregate intrinsic value is the amount that would have been received by the option holders had all option holders exercised their options as of that date.

The fair value of each share option granted under the 2007 Plan was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

2007 Plan
Risk-free interest rates	4.5%
Expected terms (in years)	6.4
Expected common share price volatilies	31.3%
Expected dividends	4.9%

The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the share option life. The expected common share price volatility for the 2007 Plan is based on the historical volatility of publicly traded companies within the Company’s industry. The dividend yield reflects the yield on the date of grant.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

(8)	Dividend

On May 2, 2008, the Company’s board of directors approved and declared a quarterly cash dividend of $0.22 per share on the Company’s issued and outstanding common shares, payable on May 22, 2008 to shareholders of record as of May 15, 2008.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and notes thereto included in Item 1 of this Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2008 (the “2007 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Report on Form 6-K, particularly in Item 4, “Risk Factors.” Dollar amounts in this section of this Report on Form 6-K are expressed in thousands, unless otherwise indicated.

As used in the following discussion and analysis, unless indicated otherwise or in the context otherwise requires, references to: (1) “Textainer,” “our Company,” “we,” “us” and “our” refer to Textainer Group Holdings Limited, the issuer of the common shares, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.68 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Overview

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size (Containerisation International Market Analysis: Container Leasing Market 2007 ), with a total fleet of more than 1.3 million containers, representing over 2,000,000 TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by container vessel fleet size. We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 100,000 TEU of new containers per year for the past 10 years, and have been one of the largest purchasers of new containers among container lessors over the same period. We believe we are also one of the two largest sellers of used containers among container lessors, having sold an average of more than 53,000 containers per year for the last five years. We provide our services worldwide via a network of 14 regional and area offices and over 350 independent depots in more than 130 locations. Trencor, a company publicly traded on the JSE in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in a majority of our issued and outstanding common shares.

We operate our business in four core segments:

•	Container Ownership. As of March 31, 2008, we owned containers accounting for approximately 41% of our fleet.

•

Container Management. As of March 31, 2008, we managed containers on behalf of 12 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. These managed containers account for the remaining 56% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

•

Military Management. We lease containers to the U.S. military pursuant to the Surface Deployment and Distribution Command (“SDDC”) contract and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military.

The table below summarizes the composition of our fleet, in TEU, by type of containers, as of March 31, 2008:

	Standard Dry Freight	Specialized	Total	Percent of Total Fleet
Managed	1,136,590	12,545	1,149,135	56.3%
Owned	831,488	6,050	837,538	41.0%
Finance leases and sub-leased units	54,607	407	55,014	2.7%

Total fleet	2,022,685	19,002	2,041,687	100.0%

Our owned and managed lease fleet as of March 31, 2008 based on TEU on hire as a percentage of total TEU on hire was as follows:

Percent of Total On- Hire Fleet
Term leases	64.7%
Master leases	28.4%
Spot leases	4.1%
Finance and sales-type leases	2.8%

Total	100.0%

Our average total fleet utilization (CEU basis) for the three months ended March 31, 2008 and 2007 was 93.0% and 93.3%, respectively. We measure utilization on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease.

On July 23, 2007, we purchased the exclusive rights to manage the container fleet of Capital Lease Limited, Hong Kong (“Capital”) for $56.0 million. Capital was the world’s eighth largest container leasing company as measured by fleet size according to Containerisation International Market Analysis: Container Leasing Market 2007, with over 500,000 TEU in its fleet. We began managing the Capital fleet on September 1, 2007. With this addition, we have over 2,000,000 TEU in our fleet. We funded the $56.0 million purchase price through a borrowing under our secured debt facility, subsequently repaid with a portion of the proceeds from our initial public offering. The purchase price will be fully amortized over the expected 12-year life of the contract on a pro-rata basis to the expected management fees.

The following is a reconciliation of net income to EBITDA for the three months ended March 31, 2008 and 2007. EBITDA (defined as net income before interest income and interest expense, realized and unrealized (gains) losses on interest rate swaps, net, income tax expense, minority interest expense, depreciation and amortization expense and the related impact on minority interest expense) is not a financial measure calculated in accordance with United States generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measure derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA is presented solely as a supplemental disclosure because management believes that it may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. We believe EBITDA provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations, and our ability to fund our expected growth with internally generated funds. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	EBITDA is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

	Three Months Ended March 31,
	2008	2007
	(Dollars in thousands)
	(Unaudited)
Reconciliation of EBITDA:
Net income	$17,366	$16,727
Adjustments:
Interest income	(577)	(688)
Interest expense	6,947	8,323
Realized losses (gains) on interest rate swaps and caps, net	685	(855)
Unrealized losses on interest rate swaps, net	6,269	1,345
Income tax expense	1,345	1,603
Minority interest expense	1,703	3,940
Depreciation expense	12,884	11,094
Amortization expense	1,970	535
Impact of reconciling items on minority interest expense	(4,450)	(7,346)

EBITDA	$44,142	$34,678

Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties, equipment resale and military management. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Factors Affecting Our Performance

We believe there are a number of factors that have affected, and are likely to continue to affect, our operating performance. These factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	terrorist attacks, the threat of such attacks or the outbreak of war and hostilities.

For further details of these and other factors which may affect our business and results of operations, see Item 4, “Risk Factors.”

Results of Operations

Comparison of the Three Months Ended March 31, 2008 and 2007

The following table summarizes our total revenues for the three months ended March 31, 2008 and 2007 and the percentage changes between those periods:

	Three Months Ended March 31,		% Change Between 2008 and 2007
	2008	2007
	(Dollars in thousands)
Lease rental income	$47,534	$47,450	0.2%
Management fees	7,450	5,375	38.6%
Trading container sales proceeds	13,714	3,136	337.3%
Gain on sale of containers, net	3,537	3,022	17.0%
Other, net	—	168	N/A

Total revenues	$72,235	$59,151	22.1%

Lease rental income for the three months ended March 31, 2008 increased $84 (0.2%) compared to the three months ended March 31, 2007. This included a $1,876 increase due to an increase in fleet size and a $548 increase in finance lease income, partially offset by a $640 decrease due to a 1.5% decrease in per diem rental rates, a $506 decrease in military sublease income, a $498 decrease in geography income (drop-off charges and pick-up charges and credits), a $344 decrease in Damage Protection Plan income and a $300 decrease due to a 0.7 percentage point decrease in utilization.

Management fee revenue for the three months ended March 31, 2008 increased $2,075 (38.6%) compared to the three months ended March 31, 2007 due to $2,436 in additional fees earned following the Capital Transaction, partially offset by a $361 decrease due to a net decrease in the fleet size of other managed fleets.

Trading container sales proceeds for the three months ended March 31, 2008 increased $10,578 (337.3%) compared to the three months ended March 31, 2007. $9,686 of this increase was due to a 308.9% increase in unit sales and $892 of the increase was due to an increase in average sales proceeds of $97 per unit. Continued trading container sales of a volume similar to sales in the three months ended March 31, 2008 is dependent upon our ability to source and sell containers.

Gain on sale of containers, net for the three months ended March 31, 2008 increased $515 (17.0%) compared to the three months ended March 31, 2007. $1,309 of the increase was due to a $178 increase in average sales proceeds per unit, partially offset by a decrease of $794 due to a 26% decrease in the number of containers sold.

The following table summarizes our total operating expenses for the three months ended March 31, 2008 and 2007 and the percentage changes between those periods:

	Three Months Ended March 31,		% Change Between 2008 and 2007
	2008	2007
	(Dollars in thousands)
Direct container expense	$6,350	$8,927	(28.9%)
Cost of trading containers sold	10,068	2,541	296.2%
Depreciation expense	12,884	11,094	16.1%
Amortization expense	1,970	535	268.2%
General and administrative expense	5,760	4,196	37.3%
Short-term incentive compensation expense	811	954	(15.0%)
Long-term incentive compensation expense	655	—	N/A
Bad debt expense, net	135	474	(71.5%)

Total operating expenses	$38,633	$28,721	34.5%

Direct container expense for the three months ended March 31, 2008 decreased $2,577 (-28.9%) compared to the three months ended March 31, 2007 primarily due to a $1,981 decrease in repositioning expense primarily due to a decline in military activity and a decrease in the repositioning of containers from slow lease-out U.S. locations to strong lease-out locations in Asia, a $261 decrease in handling expense and a $230 decrease in military sublease expense.

Cost of trading containers sold for the three months ended March 31, 2008 increased $7,527 (296.2%) compared to the three months ended March 31, 2007 due to an increase of $7,848 due to a 308.9% increase in unit sales, partially offset by a $321 decrease due to a 3.1% decrease in the average cost per unit of sold containers.

Depreciation expense for the three months ended March 31, 2008 increased $1,790 (16.1%) compared to the three months ended March 31, 2007 primarily due to an increase in fleet size and a higher average cost for new container purchases

Amortization expense for the three months ended March 31, 2008 increased $1,435 (268.2%) compared to the three months ended March 31, 2007 primarily due to $1,117 of additional amortization expense for the three months ended March 31, 2008 related to the Capital Transaction, for which amortization of the purchase price began on September 1, 2007.

General and administrative expense for the three months ended March 31, 2008 increased $1,564 (37.3%) compared to the three months ended March 31, 2007 primarily due to a $681 increase in professional fees, a $160 increase in insurance expense primarily related to being a public company and a $266 increase in compensation cost.

Short-term incentive compensation expense for the three months ended March 31, 2008 decreased $143 (-15.0%) compared to the three months ended March 31, 2007 due to a lower expected incentive compensation award for 2008.

Long-term incentive compensation expense for the three months ended March 31, 2008 increased $655 compared to the three months ended March 31, 2007 due to share options and restricted share units that were granted under the 2007 Share Incentive Plan in October 2007.

Bad debt expense, net for the three months ended March 31, 2008 decreased $339 (-71.5%) compared to the three months ended March 31, 2007 primarily due to a net decrease in the allowance for doubtful accounts.

The following table summarizes other income (expenses) for the three months ended March 31, 2008 and 2007 and the percentage changes between those periods:

	Three Months Ended March 31,		% Change Between 2008 and 2007
	2008	2007
	(Dollars in thousands)
Interest expense	$(6,947)	$(8,323)	(16.5%)
Interest income	577	688	(16.1%)
Realized (losses) gains on interest rate swaps and caps, net	(685)	855	(180.1%)
Unrealized losses on interest rate swaps, net	(6,269)	(1,345)	366.1%
Other, net	136	(35)	(488.6%)

Net other expense	$(13,188)	$(8,160)	61.6%

Interest expense for the three months ended March 31, 2008 decreased $1,376 (-16.5%) compared to the three months ended March 31, 2007. $2,137 of the decrease was due to a decrease in average interest rates of 1.48 percentage points, partially offset by an increase of $761 due to an increase in average debt balances of $49,075.

Interest income for the three months ended March 31, 2008 decreased $111 (-16.1%) compared to the three months ended March 31, 2007. $392 of the decrease was due to a decrease in average interest rates of 1.72 percentage points, partially offset by an increase of $281 due to an increase in average cash balances of $26,778.

Realized (losses) gains on interest rate swaps and caps, net for the three months ended March 31, 2008 decreased to a loss of $685 from a gain of $855 for the three months ended March 31, 2007. $1,581 of the decrease was due to a decrease in average interest rates of 1.83 percentage points, partially offset by an increase of $41 due to an increase in average interest rate swap notional amounts of $15,905.

Unrealized losses on interest rate swaps, net for the three months ended March 31, 2008 increased $4,924 (366.1%) compared to the three months ended March 31, 2007 due to a greater decrease in the fair value of interest rate swap agreements held.

The following table summarizes income tax and minority interest expense for the three months ended March 31, 2008 and 2007 and the percentage changes between those periods:

	Three Months Ended March 31,		% Change Between 2008 and 2007
	2008	2007
	(Dollars in thousands)
Income tax expense	$1,345	$1,603	(16.1%)
Minority interest expense	1,703	3,940	(56.8%)

Income tax expense for the three months ended March 31, 2008 decreased $258 (-16.1%) compared to the three months ended March 31, 2007. $134 of the decrease was due to a lower level of income before tax and $124 of the decrease was due to a lower effective tax rate.

Minority interest expense for the three months ended March 31, 2008 decreased $2,237 (56.8%) compared to the three months ended March 31, 2007 due to a lower level of net income generated by Textainer Marine Containers Limited (“TMCL”) and Textainer Limited’s (“TL”) purchase of 3,000 additional shares of TMCL on November 1, 2007, as a result of which TL, which is a wholly-owned subsidiary of ours, now owns 75% of TMCL’s Class A shares.

Segment Information:

The following table summarizes our income before taxes attributable to each of our business segments for the three months ended March 31, 2008 and 2007 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended March 31,		% Change Between 2008 and 2007
	2008	2007
	(Dollars in thousands)
Container ownership	$10,317	$11,437	(9.8%)
Container management	$4,028	$4,704	(14.4%)
Container resale	$5,184	$1,740	197.9%
Military management	$352	$552	(36.2%)

Income before taxes attributable to the container ownership segment for the three months ended March 31, 2008 decreased $1,120 (-9.8%) compared to the three months ended March 31, 2007. This decrease consisted primarily of a $4,924 increase in unrealized losses on interest rate swaps, net, an increase in depreciation expense of $1,864 due to a larger fleet size and higher average cost for new container purchases and a $1,540 increase in realized losses on interest rate swaps and caps, net. These increases were partially offset by a $2,926 decrease in direct container expense, a $2,298 decrease in minority interest expense, a $1,376 decrease in interest expense primarily due to a decrease in average interest rates and a $590 increase in lease rental income primarily due to a larger fleet size.

Income before taxes attributable to the container management segment for the three months ended March 31, 2008 decreased $676 (-14.4%) compared to the three months ended March 31, 2007 primarily due to an increase of $1,117 in amortization expense due to the amortization of the intangible assets related to the acquisition of the rights to manage the Capital lease fleet, an increase of $681 in professional fees due primarily to being a public company, an increase in long-term incentive compensation expense of $655 and an increase in short-term incentive compensation expense of $117, partially offset by an increase of $2,136 in management fees earned on the Capital Transaction.

Income before taxes attributable to the container resale segment for the three months ended March 31, 2008 increased $3,444 (197.9%) compared to the three months ended March 31, 2007. The increase consisted of gains on container trading of $3,051 due to a higher volume of container sales and an increase in average proceeds of $98 per unit and an increase in sales commissions of $540 due to a higher volume of container sales, partially offset by a decrease of $147 in overhead expenses.

Income before taxes attributable to the military management segment for the three months ended March 31, 2008 decreased $200 (-36.2%) compared to the three months ended March 31, 2007 primarily due to a $276 decrease in sublease income, partially offset by a $62 increase in overhead expenses.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 60% and 62% of our direct container expenses for the three months ended March 31, 2008 and the year ended December 31, 2007, respectively, were denominated in U.S. dollars. See Item 4, “Risk Factors—Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.” Our operations in locations outside of the U.S. have some exposure to non-U.S. currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. However, part of our non-U.S. dollar operating expenses is transportation and other costs incurred as a result of the SDDC contract. The SDDC contract contains an adjustment feature such that we are effectively protected against most non-US currency risks for the expenses incurred under the SDDC contract. In 2007, our non-U.S. dollar operating expenses were spread among 15 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of March 31, 2008, we had cash and cash equivalents of $72,762. Our principal sources of liquidity have been cash flows from operations, proceeds from the issuance of common shares in connection with our initial public offering, sale of containers, issuance of bonds, and borrowings under our secured debt facility and prior revolving credit facility (which was replaced by a new revolving credit facility on April 22, 2008). Our new revolving credit facility is a bank revolving facility extended to one of our subsidiaries, TL. Our secured debt facility is a conduit facility, which allows for recurring borrowings and repayments, granted to TMCL, which is a subsidiary of TL. TMCL is also the issuer of our bonds. As of March 31, 2008, we had the following outstanding borrowings and borrowing capacities under our prior revolving credit facility, our secured debt facility and our bonds payable (in thousands):

Facility	Current Borrowing	Additional Available Borrowing, as Limited by our Borrowing Base	Additional Borrowing Commitment	Total Commitment

Revolving credit facility (1)	$—	$50,713	$75,000	$75,000
Secured debt facility (2)	170,700	104,162	129,300	300,000
Bonds payable (2)	415,667	—	—	415,667

Total	$586,367	$154,875	$204,300	$790,667

(1)	On April 22, 2008, we terminated our revolving credit facility and replaced it with a new revolving credit facility in the amount of $205 million with a five year term. Interest on the outstanding amount due under this new revolving credit facility is based on a spread of 1.0% to 1.5% over LIBOR, which varies based on the leverage of the Company.

(2)	Current borrowings for the secured debt facility and bonds payable exclude step acquisition adjustments of $1,156 and $695, respectively, related to TL’s purchase of 3,000 additional shares of TMCL. The adjustments were recorded to reduce the balance of both the secured debt facility and bonds payable to an amount that equaled the fair market value of the debt on the date of the acquisition.

We currently believe that cash flow from operations, proceeds from the sale of containers and borrowing ability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months and for the foreseeable future.

Our new revolving credit facility (which replaced our prior revolving credit facility on April 22, 2008), secured debt facility and long-term bond arrangements require us to comply with certain financial covenants. As of March 31, 2008, we believe we were in compliance with all of the applicable financial covenants under our prior revolving credit facility, secured debt facility and long-term bond arrangements.

Cash Flow

The following table summarizes historical cash flow information for the three months ended March 31, 2008 and 2007:

	Three Months Ended March 31,
	2008	2007
	(Dollars in thousands)
	(Unaudited)
Net income	$17,366	$16,727
Adjustments to reconcile net income to net cash provided by operating activities	19,701	19,384

Net cash provided by operating activites	37,067	36,111
Net cash used in investing activities	(29,368)	(16,969)
Net cash used in financing activities	(4,303)	(10,184)
Effect of exchange rate changes	(81)	21

Net increase in cash and cash equivalents	3,315	8,979
Cash and cash equivalents, beginning of year	69,447	41,163

Cash and cash equivalents, end of the period	$72,762	$50,142

Operating Cash Flows

Operating cash flows for the three months ended March 31, 2008 increased $956 (2.6%) compared to the three months ended March 31, 2007 primarily due to an increase in net income.

Investing Activities Cash Flows

Net cash used in investing activities for the three months ended March 31, 2008 increased $12,399 (73.1%) compared to the three months ended March 31, 2007 due to higher new container purchases and lower proceeds from sales of containers, partially offset by higher principal payments on direct financing and sales-type leases.

Financing Activities Cash Flows

Net cash used in financing activities for the three months ended March 31, 2008 decreased $5,881 (-57.7%) compared to the three months ended March 31, 2007 primarily due to a $39,000 net borrowing from secured debt facilities during the three months ended March 31, 2008 compared to a net repayment of $3,000 during the three months ended March 31, 2007, a $10,270 decrease in dividends paid and a $2,677 decrease in restricted cash balances during the three months ended March 31, 2008 compared to a $1,750 increase in restricted cash balances during the three months ended March 31, 2007. These decreases were partially offset by a net repayment on our prior revolving credit facility of $21,500 during the three months ended March 31, 2008 compared to a net borrowing of $29,000 during the three months ended March 31, 2007.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of March 31, 2008:

	Payments Due by Period
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
Bonds payable	$415,667	$58,000	$58,000	$58,000	$58,000	$58,000	$125,667
Secured debt facility	170,700	12,803	17,070	17,070	17,070	17,070	89,617
Interest on obligation (1)	71,974	16,641	14,400	12,144	9,887	7,630	11,272
Interest rate swap payable (2)	10,139	5,747	3,280	569	293	250	—
Office lease obligations	5,593	1,532	1,493	1,330	1,229	9	—
Trading container purchase commitments	3,948	3,948	—	—	—	—	—
Container purchase commitments	13,534	13,534	—	—	—	—	—
Container contracts payable	60,798	60,798	—	—	—	—	—

Total contractual obligations	$752,353	$173,003	$94,243	$89,113	$86,479	$82,959	$226,556

(1)	Assuming an estimated current interest rate of LIBOR plus a margin, which equals an all-in interest rate of 2.97%.

(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 2.70%, for all periods, for all interest rate contracts outstanding as of March 31, 2008.

Off Balance Sheet Arrangements

At March 31, 2008, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5 “Operating and Financial Review and Prospects” the 2007 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in the 2007 Form 20-F. Please refer to Item 5 “Operating and Financial Review and Prospects” in the 2007 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes in our market risks during the three months ended March 31, 2008. For a discussion of the market risks to which we are exposed, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” included in the 2007 Form 20-F.

Quantitative and Qualitative Disclosures About Credit Risk

There have been no material changes in our credit risks during the three months ended March 31, 2008. For a discussion of the credit risks to which we are exposed, see Item 11 “Quantitative and Qualitative Disclosures About Credit Risk” included in the 2007 Form 20-F.

ITEM 4.	RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained elsewhere in this Report on Form 6-K, including our financial statements and the notes thereto, before you decide to buy, hold or sell our common shares. Any of the risk factors we describe below could adversely affect our business, cash flows, results of operations and financial condition. The market price of our common shares could decline and you may lose some or all of your investment in our common shares if one or more of these risks and uncertainties develop into actual events. The following risk factors restate and supersede the risk factors previously disclosed in Item 3, “Key Information—Risk Factors” included in the 2007 Form 20-F.

Risks Related to Our Business and Industry

The demand for leased containers depends on many political and economic factors beyond our control.

Substantially all of our revenue comes from activities related to the leasing, managing and selling of containers. Our ability to continue successfully leasing containers to container shipping lines, earning management fees on leased containers and source capital required to purchase containers depends, in part, upon the continued demand for leased containers.

Demand for containers depends largely on the rate of world trade and economic growth, with worldwide consumer demand being the most critical factor affecting this growth. Demand for leased containers is also driven by our customers’ “lease vs. buy” decisions. Economic downturns in the U.S., Europe, Asia and countries with consumer-oriented economies could result in a reduction in world trade volume and demand by container shipping lines for leased containers. Thus, a decrease in the volume of world trade may adversely affect our utilization and per diem rates and lead to reduced revenue and increased operating expenses (such as storage and repositioning costs), and have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur.

Recently concerns over inflation, energy costs, geopolitical issues, global credit slowdown, the U.S. mortgage market, expected cargo volume growth, container shipping line profitability and a declining residential real estate market in the U.S. have contributed to increased volatility and diminished expectations for the U.S. and global economy and markets going forward. These factors, combined with rising oil prices, declining business and consumer confidence and increased unemployment, have precipitated a global economic slowdown and fears of a possible global recession.

Other general factors affecting demand for leased containers, utilization and per diem rates include the following:

•	prices of new and used containers;

•	economic conditions, competitive pressures and consolidation in the container shipping industry;

•	shifting trends and patterns of cargo traffic;

•	fluctuations in demand for containerable goods outside their area of production;

•	the availability and terms of container financing;

•	fluctuations in interest rates and U.S. and non-U.S. currency values;

•	overcapacity, undercapacity and consolidation of container manufacturers;

•	the lead times required to purchase containers;

•	the number of containers purchased by competitors and container lessees;

•	container ship fleet overcapacity or undercapacity;

•	increased repositioning by container shipping lines of their own empty containers to higher demand locations in lieu of leasing containers;

•	consolidation or withdrawal of individual container lessees in the container leasing industry;

•	import/export tariffs and restrictions;

•	customs procedures, foreign exchange controls and other governmental regulations;

•	natural disasters that are severe enough to affect local and global economies or interfere with trade; and

•	other political and economic factors.

Many of these and other factors affecting the container industry are inherently unpredictable and beyond our control. These factors will vary over time, often quickly and unpredictably, and any change in one or more of these factors may have a material adverse effect on our business and results of operations. In addition, many of these factors also influence the decision by container shipping lines to lease or buy containers. Should one or more of these factors influence container shipping lines to buy a larger percentage of the containers they operate, our utilization rate could decrease, resulting in decreased revenue and increased storage and repositioning costs, which would harm our business, results of operations and financial condition. Many of our customers reported slower growth in cargo bookings for the first quarter of 2008 compared to the first quarter of 2007, which was affected by the following factors, among others: (i) a slowdown in the U.S. economy resulted in less export growth in the U.S.; (ii) a stronger Chinese yuan affected cargo growth; (iii) severe snowstorms in China reduced exports; (iv) some factories in South China closed due to new labor laws in China making them less competitive; and (v) reductions in export tax credits.

Lease rates may decrease, which could harm our business, results of operations and financial condition.

We compete mostly on price and availability of containers. Lease rates for our containers depend on a large number of factors, including the following:

•	the supply of containers available;

•	the price of new containers (which is positively correlated with the price of steel);

•	the type and length of the lease;

•	interest rates;

•	embedded residual assumptions;

•	the type and age of the container;

•	the location of the container being leased;

•	the number of containers available for lease by our competitors; and

•	the lease rates offered by our competitors.

Most of these factors are beyond our control. In addition, lease rates can be negatively impacted by, among other things, the entrance of new leasing companies, overproduction of new containers by factories and over-buying by shipping lines, leasing competitors and tax-driven container investors. For example, during 2001 and again in the second quarter of 2005, overproduction of new containers, coupled with a build-up of container inventories in Asia by leasing companies and shipping lines, led to decreasing utilization rates. In the event that the container leasing industry were to be characterized by overcapacity in the future, or if the available supply of containers were to increase significantly as a result of, among other factors, new companies entering the business of leasing and selling containers, both utilization and lease rates can be expected to decrease, thereby adversely affecting the revenues generated by our fleet, which could harm our business, results of operations and financial condition.

If we are unable to lease our new containers shortly after we purchase them, our risk of ownership of the containers increases.

Lease rates for new containers are positively correlated to the fluctuations in the price of new containers, which is positively correlated with the price of steel. Container prices can fluctuate greatly due to the factors discussed below. In the past five years, we have purchased containers at prices ranging from $1,138 per CEU to $2,396 per CEU. Our average container cost per CEU increased less than 3% during 2007 and has increased almost 2% since December 31, 2007. If we are unable to lease the new containers that we purchase within a short period of time of such purchase, the market price of new containers and the corresponding market lease rates for new containers may decrease, regardless of the high cost of the previously purchased containers. This decline could harm our business, results of operations and financial conditions.

Sustained reduction in prices of new containers could harm our business and results of operations and financial condition.

If there is a sustained downturn in new container prices, the lease rates of older, off-lease containers would also be expected to decrease. As of March 31, 2008, we had an average cost of $1,663 per CEU for our owned fleet. If there is a sustained reduction in the price of new containers such that the market lease rate for all containers is reduced, this trend could harm our business, results of operations and financial condition, even if this sustained reduction in price would allow us to purchase containers at a lower cost.

Further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers. Any increase in the cost or reduction in the supply of new containers could harm our business, results of operations and financial condition.

We currently purchase almost all of our containers from manufacturers based in the People’s Republic of China (the “PRC”). If it were to become more expensive for us to procure containers in the PRC or to transport these containers at a low cost from the manufacturer to the locations where they are needed by our container lessees because of changes in exchange rates between the U.S. Dollar and Chinese Yuan, further consolidation among container suppliers, increased tariffs imposed by the U.S. or other governments, increased fuel costs, or for any other reason, we may have to seek alternative sources of supply. While we are not dependent on any single manufacturer, we may not be able to make alternative arrangements quickly enough to meet our container needs, and the alternative arrangements may increase our costs.

In particular, the availability and price of containers depend significantly on the capacity and bargaining position of the major container manufacturers. There has recently been a consolidation in the container manufacturing industry, resulting in two major manufacturers having market share of approximately 70% of that industry. This increased bargaining position has led to sustained increases in container prices. If the increased cost of purchasing containers is not matched by an increase in lease rates, our business, results of operations and financial conditions would be harmed.

Terrorist attacks, the threat of such attacks or the outbreak of war and hostilities could negatively impact our operations and profitability and may expose us to liability.

Terrorist attacks and the threat of such attacks have contributed to economic instability in the U.S. and elsewhere, and further acts or threats of terrorism, violence, war or hostilities could similarly affect world trade and the industries in which we and our container lessees operate. For example, worldwide containerized trade dramatically decreased in the immediate aftermath of the September 11, 2001 terrorist attacks in the U.S., which affected demand for leased containers. In addition, terrorist attacks, threats of terrorism, violence, war or hostilities may directly impact ports, depots, our facilities or those of our suppliers or container lessees and could impact our sales and our supply chain. A severe disruption to the worldwide ports system and flow of goods could result in a reduction in the level of international trade and lower demand for our containers.

Our lease agreements require our lessees to indemnify us for all costs, liabilities and expenses arising out of the use of our containers, including property damage to the containers, damage to third-party property and personal injury. However, our lessees may not have adequate resources to honor their indemnity obligations upon a terrorist attack. Our insurance coverage is limited and is subject to large deductibles and significant exclusions and we have very limited insurance for liability arising from a terrorist attack. Accordingly, we may not be protected from liability (and expenses in defending against claims of liability) arising from a terrorist attack.

A substantial portion of our containers is leased out from or manufactured at locations in the PRC and a significant portion of our major shipping line customers is domiciled in either the PRC (including Hong Kong) or Taiwan. Therefore, our results of operations are subject to changes resulting from the political and economic policies of the PRC.

A substantial portion of our containers is leased out from locations in the PRC because of the large volume of goods being shipped from the PRC to the U.S. or Europe. The main manufacturers of containers are also located in the PRC. These business operations could be restricted by the political environment in the PRC. The PRC has operated as a socialist state since 1949 and is controlled by the Communist Party of China. In recent years, however, the government has introduced reforms aimed at creating a “socialist market economy” and policies have been implemented to allow business enterprises greater autonomy in their operations. Changes in the political leadership of the PRC may have a significant effect on laws and policies related to the current economic reform programs, other policies affecting business and the general political, economic and social environment in the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion, remittances abroad, and foreign investment. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation of or increases in such disparities could affect the political or social stability of the PRC.

Although we believe that the economic reform and the macroeconomic measures adopted by the PRC have had a positive effect on the economic development of the PRC, the future direction of these economic reforms is uncertain. This uncertainty may affect the economic development in the PRC, thereby affecting the level of trade with the rest of the world and the corresponding need for containers to ship goods from the PRC. In addition, a large portion of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In fiscal year 2007, 32.1% of our revenue was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. The manufacturing facilities of the container manufacturers from which we purchased the majority of our containers in 2007 are also located in the PRC. Political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

The legal systems in the PRC and other jurisdictions have inherent uncertainties that could limit the legal protections available to us.

We currently purchase all of our containers from manufacturers based in the PRC. In addition, a substantial portion of our containers is leased out from locations in the PRC. California law governs almost all of these agreements. However, disputes or settlements arising out of these agreements may need to be enforced in the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and may be subject to considerable discretion, variation, or influence by external forces unrelated to the legal merits of a particular matter. The enforcement of these laws, regulations, and rules involves uncertainties that may limit remedies available to us. Any litigation or arbitration in the PRC may be protracted and may result in substantial costs and diversion of resources and management attention. In addition, the PRC may enact new laws or amend current laws that may be detrimental to us, which may have a material adverse effect on our business operations. If we are unable to enforce any legal rights we may have under our contracts or otherwise in the PRC, our ability to compete and our results of operations could be harmed.

In addition, as our containers are used in trade involving goods being shipped from the PRC to the United States, Europe or other regions, it is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. Litigation and enforcement proceedings have inherent uncertainties in any jurisdiction and are expensive. These uncertainties are enhanced in countries that have less developed legal systems where the interpretation of laws and regulations is not consistent, may be influenced by factors other than legal merits and may be cumbersome, time-consuming and even more expensive. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions whose laws do not confer the same security interests and rights to creditors and lessors as those in the United States and where the legal system is not as well developed. As a result, the remedies available and the relative success and expedience of collection and enforcement proceedings with respect to the containers in various jurisdictions cannot be predicted.

The demand for leased containers is partially tied to international trade. If this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing, which would harm our business and financial condition.

A substantial portion of our containers is used in trade involving goods being shipped from the PRC to the United States, Europe or other regions. The willingness and ability of international consumers to purchase PRC goods is dependent on political support, in the United States, Europe and other countries, for an absence of government-imposed barriers to international trade in goods and services. For example, international consumer demand for PRC goods is related to price; if the price differential between PRC goods and domestically-produced goods were to decrease due to increased tariffs on PRC goods, demand for PRC goods could decrease, which could result in reduced demand for intermodal container leasing. A similar reduction in demand for intermodal container leasing could result from an increased use of quotas or other technical barriers to restrict trade from or to the PRC. The current regime of relatively free trade may not continue.

Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

The U.S. dollar is our primary operating currency. Almost all of our revenues are denominated in U.S. dollars, and approximately 60% and 62% of our direct container expenses were denominated in U.S. dollars for the three months ended March 31, 2008 and the year ended December 31, 2007, respectively. Accordingly, a significant portion of our expenses are incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. For the year ended December 31, 2007, 38% of our direct container expenses were paid in 15 different non-U.S. currencies. A decrease in the value of the U.S. dollar against non-U.S. currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income.

Sustained Asian economic instability could reduce demand for leasing, which would harm our business and financial condition.

Many of our customers are substantially dependent upon shipments of goods exported from Asia. From time to time, there have been health scares, such as Severe Acute Respiratory Syndrome and avian flu, financial turmoil, natural disasters and political instability in Asia. If these events were to occur in the future, they could adversely affect our container lessees and the general demand for shipping and lead to reduced demand for leased containers or otherwise adversely affect us. Any reduction in demand for leased containers would harm our business, results of operations and financial condition.

We own a large and growing number of containers in our fleet and are subject to significant ownership risk.

Ownership of containers entails greater risk than management of containers for container investors. As we increase the number of containers in our owned fleet, we will increase our exposure to financing costs, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales price upon disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, and acquire other fleets. As part of our strategy, we are focused on increasing the number of owned containers in our fleet, and we therefore expect our ownership risk to increase correspondingly. We paid $207.1 million to purchase containers for our owned fleet in 2007 and we expect to purchase approximately $300.0 million in new dry freight and refrigerated containers in 2008. We believe we will be able to find container investors to purchase the desired portion of the new containers that we want to manage. If we are unable to locate container investors to purchase these containers, we may purchase the containers ourselves and operate them as part of our owned fleet.

As we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability.

As we increase the number of containers in our owned fleet, either as a result of planned growth in our owned fleet or as a result of our inability to attract investment to purchase containers from container investors, we will likely have more capital at risk and may need to maintain higher debt balances at a level that may adversely affect our return on equity and reduce our ability to raise capital, including our ability to borrow money to continue expanding our owned fleet. Future borrowings may not be available under our new revolving credit facility or our secured debt facility, and we may not be able to refinance these facilities, if necessary, on commercially reasonable terms or at all. We may need to raise additional debt or equity capital in order to fund our business, expand our sales activities and/or respond to competitive pressures. We may not have access to the capital resources we desire or need to fund our business. These effects, among others, may reduce our profitability and adversely affect our plans to maintain the container management portion of our business.

If we are unable to finance our continued purchase of containers or other capital expenditures, our competitive position may diminish and our business, growth plans and results of operation may be harmed.

Our container lessees typically prefer newer containers. Also, a portion of our container fleet is disposed of due to age or other factors every year. To stay competitive we must continually add new containers to our fleet. We have typically funded a significant portion of the purchase price of new containers through borrowings under our prior revolving credit facility and our secured debt facility and intend to use borrowings under our new revolving credit facility and our secured debt facility for such funding in the future. Future borrowings may not be available under our new revolving credit facility or our secured debt facility, and we may not be able to refinance these facilities, if necessary, on commercially reasonable terms or at all. We may need to raise additional debt or equity capital in order to fund our capital expenditures. We may not have access to the capital resources we desire or need to fund our capital expenditures. If we are unable to make the necessary capital expenditures, our fleet of containers may be less attractive to our container lessees and our business, results of operations and financial condition could suffer.

We derive a substantial portion of our revenue from each of our container ownership and container resale segments from a limited number of container lessees, and the loss of, or reduction in business by, any of these container lessees could harm our business and financial condition.

We have derived, and believe that we will continue to derive, a significant portion of our revenue and cash flow from a limited number of container lessees. Our business comprises four reportable segments for financial statement reporting purposes: container ownership, container management, container resale and military management. Revenue for our container ownership segment comes primarily from container lessees that lease containers from our owned fleet. Revenue for our container management segment is also primarily dependent on the lease revenue of those containers that we manage. Revenue from our 25 largest container lessees by revenue represented $308.4 million or 78.4% of the total fleet container for the fiscal year ended December 31, 2007, with revenue from our single largest container lessee accounting for $33.0 million, or 8.4% of container leasing revenue during such period.

We do not distinguish between our owned fleet and our managed fleet when we enter into leases with or lease containers to container shipping lines. Accordingly, the largest lessees of our owned fleet are typically among the largest lessees of our managed fleet, and our management fee revenue is based on the number and performance of managed containers on lease to container lessees. As a result, the loss of, or default by, any of our largest container lessees could have a material adverse effect on the revenue for both our container ownership segment and our container management segment, and could harm our business, results of operations and financial condition.

We face extensive competition in the container leasing industry.

We may be unable to compete favorably in the highly competitive container leasing and container management businesses. We compete with a relatively small number of major leasing companies, many smaller lessors, companies and financial institutions offering finance leases, and promoters of container ownership and leasing as a tax-efficient investment. In addition, the shipping lines own a significant amount of the world’s intermodal containers and effectively compete with us. Some of these competitors have greater financial resources and access to capital than we do. Additionally, some of these competitors may have large, underutilized inventories of containers, which could, if leased, lead to significant downward pressure on per diem rates, margins and prices of containers. Competition among container leasing companies depends upon many factors, including, among others: per diem rates; supply reliability; lease terms, including lease duration, drop-off restrictions and repair provisions; customer service; and the location, availability, quality and individual characteristics of containers. New entrants into the leasing business have been attracted by the high rate of containerized trade growth and the extent of investment from a number of container investors in recent years. New entrants may be willing to offer pricing or other terms that we are unwilling or unable to match. Shipping lines may prefer to use containers they own instead of leasing containers from us. As a result, we may not be able to maintain a high utilization rate or achieve our growth plans.

The international nature of the container shipping industry exposes us to numerous risks.

Our ability to enforce lessees’ obligations may be subject to applicable law in the jurisdiction in which enforcement is sought or the country of domicile of the lessee. As containers are predominantly located on international waterways and the lessees domiciled in many different countries, it is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions in which laws do not confer the same security interests and rights to creditors and lessors as those in the U.S. and in jurisdictions where recovery of containers from defaulting lessees is more cumbersome. As a result, the relative success and expedience of enforcement proceedings with respect to containers in various jurisdictions cannot be predicted.

We are also subject to risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. These risks include:

•	regional or local economic downturns;

•	fluctuations in currency exchange rates;

•	changes in governmental policy or regulation;

•	restrictions on the transfer of funds or other assets into or out of different countries;

•	import and export duties and quotas;

•	domestic and foreign customs and tariffs;

•	war, hostilities and terrorist attacks, or the threat of any of these events;

•	government instability;

•	nationalization of foreign assets;

•	government protectionism;

•	compliance with export controls, including those of the U.S. Department of Commerce;

•	compliance with import procedures and controls, including those of the U.S. Department of Homeland Security;

•	consequences from changes in tax laws, including tax laws pertaining to the container investors;

•	potential liabilities relating to foreign withholding taxes;

•	labor or other disruptions at key ports;

•	difficulty in staffing and managing widespread operations; and

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in various jurisdictions.

One or more of these factors or other related factors may impair our current or future international operations and, as a result, harm our business, results of operations and financial condition.

We rely on our proprietary information technology systems to conduct our business. If these systems fail to perform their functions adequately, or if we experience an interruption in their operation, our business, results of operations and financial prospects could be harmed.

The efficient operation of our business is highly dependent on our proprietary information technology systems. We rely on our systems to record transactions, such as repair and depot charges and changes to book value, and movements associated with each of our owned or managed containers. We use the information provided by these systems in our day-to-day business decisions in order to effectively manage our lease portfolio, reduce costs and improve customer service. We also rely on these systems for the accurate tracking of the performance of our managed fleet for each container investor. The failure of our systems to perform as we expect could disrupt our business, adversely affect our results of operations and cause our relationships with lessees and container investors to suffer. Our information technology systems are vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss and computer systems failures and viruses. Even though we have developed redundancies and other contingencies to mitigate any disruptions to our information technology systems, these redundancies and contingencies may not completely prevent interruptions to our information technology systems. Any such interruptions could harm our business, results of operations and financial condition.

Consolidation and concentration in the container shipping industry could decrease the demand for leased containers.

We primarily lease containers to container shipping lines. We believe container shipping lines require a quantity of containers equal to just under two times the total TEU capacity on their container ships to support their operations. The container shipping lines have historically relied on a large number of leased containers to satisfy their needs. The shipping industry has been consolidating for a number of years, and further consolidation is expected. Consolidation of major container shipping lines could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. Consolidation could also create concentration of credit risk if the number of our container lessees decreases. Additionally, large container shipping lines with significant resources could choose to manufacture their own containers, which would decrease their demand for leased containers and could harm our business, results of operations and financial condition.

We may incur significant costs to reposition our containers, which could harm our business, results of operations and financial condition.

When lessees return containers to locations where supply exceeds demand, we sometimes reposition containers to higher demand areas. Repositioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the previous lessee of the containers or pick-up charges paid by the new lessee. We seek to limit the number of and impose surcharges on containers returned to low demand locations. Market conditions, however, may not enable us to continue such practices. In addition, we may not be able to accurately anticipate which locations will be characterized by higher or lower demand in the future, and our current contracts will not protect us from repositioning costs if locations that we expect to be higher demand locations turn out to be lower demand locations at the time the containers are returned. Any such increases in costs to reposition our containers could harm our business, results of operations and financial condition.

Lessee defaults may harm our business, results of operations and financial condition by decreasing revenue and increasing storage, repositioning, collection and recovery expenses.

Our containers are leased to numerous container lessees. Lessees are required to pay rent and to indemnify us for damage to or loss of containers. Lessees may default in paying rent and performing other obligations under their leases. A delay or diminution in amounts received under the leases (including leases on our managed containers), or a default in the performance of maintenance or other lessee obligations under the leases could adversely affect our business, results of operations and financial condition and our ability to make payments on our debt.

Our cash in-flows from containers, principally container rental revenue, management fee revenue, gain on disposition of used equipment and commissions earned on the sale of containers on behalf of container investors, are affected significantly by our ability to collect payments under leases and purchase and sale agreements, which is subject to external economic conditions and the operations of lessees and others that are not within our control.

When lessees default, we may fail to recover all of our containers, and the containers that we do recover may be returned to locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. We may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive, depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. For our owned containers, these costs directly reduce our income before taxes and for our managed containers, lessee defaults decrease rental revenue and increase operating expenses, and thus reduce our management fee revenue. While we maintain insurance to cover some defaults, it is subject to large deductible amounts and significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. Additionally, this insurance might not be available to us in the future on commercially reasonable terms or at all. While defaults by lessees, as measured by our experience and reflected on our financial statements as a bad debt expense, averaged 0.5% of lease rental revenue over the past 5 years, future defaults may be more material, and any such future defaults could harm our business, results of operations and financial condition.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company for U.S. federal income tax purposes.

Based upon the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to direct or indirect U.S. investors in our common shares. For example, if we are a PFIC, our U.S. investors could become subject to increased tax liabilities under U.S. tax laws and regulations and could become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either:

•	75% or more of our gross income in a taxable year is passive income, or

•	the average percentage of our assets (which includes cash) by value in a taxable year which produce or are held for the production of passive income is at least 50%.

In applying these tests, we are treated as owning or generating directly our pro rata share of the assets and income of any corporation in which we own at least 25% by value. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we have raised.

If you are a U.S. investor and we are a PFIC for any taxable year during which you own our common shares, you could be subject to adverse U.S. tax consequences. Under the PFIC rules, unless a U.S. investor is permitted to and does elect otherwise under the Internal Revenue Code, such U.S. investor would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the investor’s holding period for our common shares. Based on the composition of our income, valuation of our assets (including goodwill), and our election to treat certain of our subsidiaries as disregarded entities for U.S. federal income tax purposes, we do not believe we were a PFIC for any period after the IPO date and we do not expect that we should be treated as a PFIC for our current taxable year. However, there can be no assurance at all in this regard. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status.

We may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

Textainer Group Holdings Limited is a Bermuda company, and we believe that a significant portion of the income derived from our operations will not be subject to tax in Bermuda, which currently has no corporate income tax, or in many other countries in which we conduct activities or in which our customers or containers are located. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect.

A portion of our income is treated as effectively connected with our conduct of a trade or business within the U.S., and is accordingly subject to U.S. federal income tax. It is possible that the U.S. Internal Revenue Service will conclude that a greater portion of our income is effectively connected income that should be subject to U.S. federal income tax.

Our results of operations could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

Our U.S. subsidiaries may be treated as personal holding companies for U.S. federal tax purposes now or in the future.

Any of our direct or indirect U.S. subsidiaries could be subject to additional U.S. tax on a portion of its income if it is considered to be a personal holding company (“PHC”) for U.S. federal income tax purposes. This status depends on whether more than 50% of the subsidiary’s shares by value could be deemed to be owned (taking into account constructive ownership rules) by five or fewer individuals and whether 60% or more of the subsidiary’s adjusted ordinary gross income consists of “personal holding company income,” which includes certain forms of passive and investment income. The PHC rules do not apply to non-U.S. corporations. We believe that none of our U.S. subsidiaries should be considered PHCs. In addition, we intend to cause our U.S. subsidiaries to manage their affairs in a manner that reduces the possibility that they will meet the 60% income threshold. However, because of the lack of complete information regarding our ultimate share ownership ( i.e. , particularly as determined by constructive ownership rules), our U.S. subsidiaries may become PHCs in the future and, in that event, the amount of U.S. federal income tax that would be imposed could be material.

The U.S. government has special contracting requirements that create additional risks.

We have entered into a firm, fixed price, indefinite quantity contract with the Surface Deployment and Distribution Command (“SDDC”) to supply leased marine containers to the U.S. military. As an indefinite quantity contract, there is no guarantee that the U.S. military will pay more than the minimum guarantee, which guaranteed amount is substantially below the total amount authorized under the contract. Thus, the expected revenues from the SDDC contract may not fully materialize. In addition, there is no guarantee that the U.S. military will exercise any option terms beyond those currently exercised or that we will be awarded additional periods (the “award terms”) in years 6 through 10 of the SDDC contract, which award is also subject to us performing at a certain level under the contract. If we do not perform in accordance with the terms of the SDDC contract, we may receive a poor performance report that would be considered by the U.S. military in exercising its options to extend the term of the contract and in making any future awards. Accordingly, we cannot be certain that the term of the SDDC contract will be extended or that we will be awarded any future government contracts.

In contracting with the U.S. military, we are subject to U.S. government contract laws, regulations and other requirements that impose risks not generally found in commercial contracts. For example, U.S. government contracts require contractors to comply with a number of socio-economic requirements and to submit periodic reports regarding compliance, are subject to audit and modification by the U.S. government in its sole discretion, and impose certain requirements relating to software and/or technical data that, if not followed, could result in the inadvertent grant to the U.S. government of broader licenses to use and disclose such software or data than we intended.

These laws, regulations and contract provisions also permit, under certain circumstances, the U.S. government unilaterally to:

•	suspend or prevent us for a set period of time from receiving new government contracts or extending existing contracts based on violations or suspected violations of laws or regulations;

•	terminate the SDDC contract;

•	reduce the scope and value of the SDDC contract;

•	audit our performance under the SDDC contract and our compliance with various regulations; and

•	change certain terms and conditions in the SDDC contract.

In addition, the U.S. military may terminate the SDDC contract either for its convenience at any time or if we default by failing to perform in accordance with the contract schedule and terms. Termination for convenience provisions generally enable the contractor to recover only those costs incurred or committed, and settlement expenses and profit on the work completed prior to termination. Termination for default provisions do not permit these recoveries and make the contractor liable for excess costs incurred by the U.S. military in procuring undelivered items from another source.

In addition, the U.S. government could bring criminal and civil charges against us based on intentional or unintentional violations of the representations and certifications that we have made in the SDDC contract. Although adjustments arising from U.S. government audits and reviews have not seriously harmed our business in the past, future audits and reviews could cause adverse effects. We could also suffer serious harm to our reputation if allegations of impropriety were made against us.

Gains and losses associated with the disposition of used equipment may fluctuate and adversely affect our business, results of operations and financial condition.

We regularly sell used containers at the end of their useful economic lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. The residual value of these containers affects our profitability. The volatility of the residual values of used containers may be significant. These values depend upon, among other factors, demand for used containers for secondary purposes, comparable new container costs, used container availability, condition and location of the containers, and market conditions. Most of these factors are outside of our control.

Containers are typically sold if it is in the best interest of the owner to do so after taking into consideration the prevailing sales price, as affected by the above factors, location, earnings prospects, remaining useful life, repair condition, and suitability for leasing or other uses. Gains or losses on the disposition of used container equipment and the sales fees earned on the disposition of managed containers will also fluctuate and may be significant if we sell large quantities of used containers. Any such fluctuations could harm our business, results of operations and financial condition. See Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of our gains or losses on the disposition of used container equipment.

We may choose to pursue acquisitions or joint ventures that could present unforeseen integration obstacles or costs.

We may pursue acquisitions and joint ventures. Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty integrating personnel and financial and other systems;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Acquisitions or joint ventures may not be successful, and we may not realize any anticipated benefits from acquisitions or joint ventures.

A reduction in the willingness of container investors to have us manage their containers could adversely affect our business, results of operations and financial condition.

A significant percentage of our revenue is attributable to management fees earned on services related to the leasing of containers owned by container investors. This revenue has very low direct operating costs associated with it. Accordingly, fluctuations in our management fee revenue in any period will have an impact on our profitability in that period. Our ability to continue to attract new management contracts depends upon a number of factors, including our ability to lease containers on attractive lease terms and to efficiently manage the repositioning, storage and disposition of containers. In the event container investors perceive another container leasing company as better able to provide them with a stable and attractive rate of return, we may lose management contract opportunities in the future, which could affect our business, results of operations and financial condition.

Our senior executives are critical to the success of our business and any inability to retain them or recruit new personnel could harm our business, results of operations and financial condition.

Our senior management has a long history in the container leasing industry, with our four most senior officers having an average of approximately 16 years of service with us and an average of 21 years in the container leasing industry. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business. Our success also depends on our ability to retain our experienced sales force and technical personnel as well as recruiting new skilled sales, marketing and technical personnel. Competition for these individuals in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new container lessees and provide acceptable levels of customer service could suffer. We have employment agreements with all of our executive officers.

The lack of an international title registry for containers increases the risk of ownership disputes.

Although the Bureau International des Containers registers and allocates a unique four letter prefix to every container in accordance with ISO standard 6346 (Freight container coding, identification and marking) there is no internationally recognized system of recordation or filing to evidence our title to containers nor is there an internationally recognized system for filing security interest in containers. Although this has not occurred to date, the lack of a title recordation system with respect to containers could result in disputes with lessees, end-users, or third parties who may improperly claim ownership of the containers.

We may incur costs associated with new cargo security regulations, which may adversely affect our business, financial condition and results of operations.

We may be subject to regulations promulgated in various countries, including the U.S., seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Security Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the U.S. Moreover, the International Convention for Safe Containers, 1972 (“CSC”), as amended, adopted by the International Maritime Organization, applies to containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet new requirements imposed by such regulations. Additionally, certain companies are currently developing or may in the future develop products designed to enhance the security of containers transported in international commerce. Regardless of the existence of current or future government regulations mandating the safety standards of intermodal shipping containers, our competitors may adopt such products or our container lessees may require that we adopt such products. In responding to such market pressures, we may incur increased costs, which could have a material adverse effect on our business, results of operations and financial condition.

Our indebtedness reduces our financial flexibility and could impede our ability to operate.

We currently utilize three types of borrowings: (i) issuance of bonds; (ii) borrowings under a new revolving credit facility (which replaced our prior revolving credit facility on April 22, 2008) and (iii) borrowings under a secured debt facility. Our new revolving credit facility is a bank revolving facility involving a commitment to one of our subsidiaries, Textainer Limited, of $205.0 million. Our secured debt facility is a conduit facility, which allows for recurring borrowings and repayments, granted to Textainer Marine Containers Limited, which is a subsidiary of Textainer Limited. Textainer Marine Containers Limited is also the issuer of our bonds. We have typically funded a significant portion of the purchase price of new containers through borrowings under our prior revolving credit facility and our secured debt facility and intend to continue to use borrowings under our new revolving credit facility and our secured debt facility for such funding in the future. We intend for containers to be typically purchased by Textainer Limited using proceeds of our new revolving credit facility. Textainer Limited then sells these containers at book value to Textainer Marine Containers Limited, which then finances part of the purchase price with draw downs from our secured debt facility. In 2001 and again in 2005, at such time as the secured debt facility reached an appropriate size, the secured debt facility was refinanced through the issuance of bonds to institutional investors. We anticipate a similar refinancing at such time as the secured debt facility reaches a balance of between $300.0 million and, if we are able to increase the commitment under the secured debt facility, $500.0 million. This timing will depend on the level of future purchases of containers for our owned fleet.

As of March 31, 2008, we had (i) no outstanding borrowings under our prior revolving credit facility, (ii) $170.7 million of outstanding borrowings under our secured debt facility and (iii) $415.7 million outstanding under our bonds payable. We expect that we will maintain a significant amount of indebtedness on an ongoing basis.

The amount of our indebtedness could have important consequences for us, including the following:

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, thereby reducing funds available for operations, investments and future business opportunities and other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	reduce our ability to make acquisitions or expand our business;

•

make it more difficult for us to satisfy our debt obligations, and any failure to comply with such obligations, including financial and other restrictive covenants, could result in an event of default under the agreements governing such indebtedness, which could lead to, among other things, an acceleration of our indebtedness or foreclosure on the assets securing our indebtedness, which could have a material adverse effect on our business or financial condition;

•	limit our ability to borrow additional funds, or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes; and

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates.

We may not generate sufficient cash flow from operations to service and repay our debt and related obligations and have sufficient funds left over to achieve or sustain profitability in our operations, meet our working capital and capital expenditure needs or compete successfully in our industry.

We will require a significant amount of cash to service and repay our outstanding indebtedness, fund future capital expenditures, and our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and repay our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. It is possible that:

•	our business will not generate sufficient cash flow from operations to service and repay our debt and to fund working capital requirements and future capital expenditures;

•	future borrowings will not be available under our current or future credit facilities in an amount sufficient to enable us to refinance our debt; or

•	we will not be able to refinance any of our debt on commercially reasonable terms or at all.

Our new revolving credit facility and secured debt facility and our bonds impose, and the terms of any future indebtedness may impose, significant operating, financial and other restrictions on us and our subsidiaries.

Restrictions imposed by our new revolving credit facility and secured debt facility and our bonds may limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends on or redeem or repurchase our common shares;

•	enter into new lines of business;

•	issue capital stock of our subsidiaries;

•	make loans and certain types of investments;

•	incur liens;

•	sell certain assets or merge with or into other companies or acquire other companies;

•	enter into certain transactions with shareholders and affiliates; and

•	restrict dividends, distributions or other payments from our subsidiaries.

We are also required to comply with certain financial ratio covenants. These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these restrictions, including a breach of financial covenants, could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and fees, to be immediately due and payable and proceed against any collateral securing that indebtedness, which will constitute substantially all of our container assets.

If we are unable to enter into interest rate caps and swaps on reasonable commercial terms, our exposure associated with our variable rate debt could increase.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our prior revolving credit facility and our secured debt facility and intend to use borrowings under our new revolving credit facility and our secured debt facility for such funding in the future. In 2001 and again in 2005, at such time as the secured debt facility reached an appropriate size, the secured debt facility was refinanced through the issuance of bonds to institutional investors. We anticipate a similar refinancing at such time as the secured debt facility reaches a balance of between $300.0 million and, if we are able to increase the secured debt facility commitment, $500.0 million. As of March 31, 2008, we had (i) no outstanding borrowings under our revolving credit facility, (ii) $170.7 million of outstanding borrowings under our secured debt facility and (iii) $415.7 million outstanding under our bonds payable. All of these outstanding amounts are subject to variable interest rates. We have entered into various interest rate cap and swap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). Our interest rate swap agreements have expiration dates between June 2008 and April 2013. Our interest rate cap agreements have expiration dates between August 2008 and November 2015. There can be no assurance that these interest rate caps and swaps will be available in the future, or if available, will be on terms satisfactory to us. If we are unable to obtain such interest rate caps and swaps, our exposure associated with our variable rate debt could increase.

Environmental liability may adversely affect our business, results of operations and financial condition.

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air, ground and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and costs arising out of third-party claims for property or natural resource damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our or our lessees’ current or historical operations. Under some environmental laws in the U.S. and certain other countries, the owner or operator of a container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from the container without regard to the fault of the owner or operator. While we typically maintain certain limited liability insurance and typically require lessees to provide us with indemnity against certain losses, the insurance coverage may not be sufficient to protect against any or all liabilities and such indemnities may not be sufficient, or available, to protect us against losses arising from environmental damage. Moreover, our lessees may not have adequate resources, or may refuse to honor their indemnity obligations and our insurance coverage is subject to large deductibles, coverage limits and significant exclusions.

We could face litigation involving our management of containers for container investors.

We manage containers for container investors under management agreements that are negotiated with each container investor. We make no assurances to container investors that they will make any amount of profit on their investment or that our management activities will result in any particular level of income or return of their initial capital. We believe that as the number of containers that we manage for container investors increases, the possibility that we may be drawn into litigation relating to these managed containers may also increase. Although our management agreements contain contractual protections and indemnities that are designed to limit our exposure to such litigation, such provisions may not be effective and we may be subject to a significant loss in a successful litigation by a container investor. In addition, we currently are in litigation regarding prior management of assets for certain terminated limited partnerships.

Certain liens may arise on our containers.

Depot operators, manufacturers, repairmen and transporters may come into possession of our containers from time to time and have amounts due to them from the lessees or sublessees of the containers. In the event of nonpayment of those charges by the lessees or sublessees, we may be delayed in, or entirely barred from, repossessing the containers, or be required to make payments or incur expenses to discharge such liens on our containers.

We may not always pay dividends on our common shares.

We may not be able to pay future dividends because they depend on future earnings, capital requirements, and financial condition. The declaration and payment of future dividends is at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year. In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) our new revolving credit facility, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as (i) a minimum net worth level (which level would decrease by the amount of any dividend paid), (ii) a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid) and (iii) a minimum ratio of certain income (which amount would decrease by the amount of any dividend paid) to current obligations. The reduction or elimination of dividends may negatively affect the market price of our common shares. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

Risks Related to Our Common Shares

The market price and trading volume of our common shares, which may be affected by market conditions beyond our control, have been volatile and could continue to remain volatile.

The market price of our common shares has been, and may continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common shares has fluctuated and may continue to fluctuate, causing significant price variations to occur. Since our initial public offering, our common shares have fluctuated from a low of $10.67 per share to a high of $19.00 per share. If the market price of the shares declines significantly, the value of an investment in our common shares would decline. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares or result in fluctuations in the price or trading volume of our common shares include:

•	variations in our quarterly operating results;

•	failure to meet our earnings estimates;

•	publication of research reports about us, other intermodal container lessors or the container shipping industry or the failure of securities analysts to cover our common shares or our industry;

•	additions or departures of key management personnel;

•	adverse market reaction to any indebtedness we may incur or preference or common shares we may issue in the future;

•	changes in our dividend payment policy or failure to execute our existing policy;

•	actions by shareholders;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	speculation in the press or investment community; and

•	changes or proposed changes in laws or regulations affecting the container shipping industry or enforcement of these laws and regulations, or announcements relating to these matters.

In the past, the stock market has experienced extreme price and volume fluctuations. These market fluctuations could result in extreme volatility in the trading price of the shares, which could cause a decline in the value of your investment. You should also be aware that price volatility may be greater if the public float and trading volume of our common shares are low.

One of our shareholders, Halco Holdings Inc., a company owned by a trust in which Trencor and certain of its affiliates are discretionary beneficiaries and could act in a manner with which other shareholders may disagree or that is not necessarily in the interests of other shareholders.

Halco Holdings Inc. (“Halco”) currently beneficially owns approximately 62.6% of our issued and outstanding common shares. Accordingly, Halco has the ability to influence the outcome of matters submitted to our shareholders for approval, including the election of directors and any amalgamation, merger, consolidation or sale of all or substantially all of our assets. Six of our eleven directors are also directors of Trencor. In addition, Halco has the ability to control the management and affairs of our company. Halco may have interests that are different from yours. For example, it may support proposals and actions with which you may disagree or which are not in your interests as a shareholder of our company. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquiror from attempting to obtain control of us, which in turn could reduce the price of our common shares.

Affiliates of Halco and Trencor may compete with us and compete with some of our customers.

Halco and Trencor, through their affiliates, are free to compete with us, and have engaged in the past and will likely continue to engage in businesses that are similar to ours. In particular, Leased Assets Pool Company Limited (“LAPCO”), an affiliate of Halco, owns containers, has competed against us and our customers through its investment in containers and has used our competitors to manage some of its containers in the past. Thus, although we have a management agreement with LAPCO to manage a majority of its containers, we expect that we will continue to compete with LAPCO in the future, which may result in various conflicts of interest.

Our current management and share ownership structure may create conflicts of interest.

Six of our eleven directors are also directors of Trencor. These directors owe fiduciary duties to each company and may have conflicts of interest in matters involving or affecting us and Trencor, including matters arising under our agreements with Trencor and its affiliates. In addition, to the extent that some of these directors may own shares in Trencor, they may have conflicts of interest when faced with decisions that could have different implications for Trencor than they do for us. Furthermore, Trencor, as a South African company, endorses for itself and for its subsidiaries, the Code of Corporate Practices and Conduct in the King II Report on Corporate Governance. The King II Report on Corporate Governance is a document promulgated by the South African Institute of Directors which, among other things, suggests that corporations in their corporate decision-making consider the following stakeholders in addition to the owners of shares: parties who contract with the enterprise; parties who have a non-contractual nexus with the enterprise (including civic society and the environment); and the state. Trencor may seek to or be required to impose these corporate governance practices on us, which may result in constraints on management and may involve significant costs. Your interests as a holder of our common shares may not align with the interests of Trencor and its affiliates and shareholders.

We are a holding company with no material direct operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends on our common shares.

Our ability to issue securities in the future may be materially constrained by Trencor’s South African currency restrictions and JSE Listings Requirements.

Trencor, a South African company listed on the JSE, has beneficiary interest in a majority of our share capital. Six of our eleven directors are also directors of Trencor. Both South African exchange control authorities and the JSE impose certain restrictions on Trencor.

South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before engaging in transactions that would result in dilution of their share interest in us below certain thresholds, whether through their sale of their own shareholdings or through their approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s beneficiary interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

Trencor currently has an indirect beneficiary interest in 62.6% of our issued and outstanding shares. The above requirements could limit our financial flexibility by, among other things, impacting our future ability to raise funds through the issuance of securities, preventing or limiting the use of our common shares as consideration in acquisitions, and limiting our use of option grants and restricted share grants to our directors, officers and other employees as incentives to improve the financial performance of our company.

It may not be possible for investors to enforce U.S. judgments against us.

We and all of our subsidiaries, except Textainer Equipment Management (U.S.) Limited, Textainer Capital Corporation and Textainer Financial Services Corporation, are incorporated in jurisdictions outside the U.S. A substantial portion of our assets and those of our subsidiaries are located outside of the U.S. In addition, most of our directors are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our non-U.S. subsidiaries, or our directors, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws, or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

We are a foreign private issuer and, as a result, under New York Stock Exchange (“NYSE”) rules, we are not required to comply with certain corporate governance requirements.

As a foreign private issuer, we are permitted by the NYSE to comply with Bermuda corporate governance practice in lieu of complying with certain NYSE corporate governance requirements. This means that we are not required to comply with NYSE requirements that:

•	the board of directors consists of a majority of independent directors;

•	independent directors meet in regularly scheduled executive sessions;

•

the audit committee satisfy NYSE standards for independence (although we must still comply with independence standards pursuant to Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”));

•	the audit committee have a written charter addressing the committee’s purpose and responsibilities;

•	we have a nominating and corporate governance committee composed of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	we have a compensation committee composed of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	we establish corporate governance guidelines and a code of business conduct;

•	our shareholders approve any equity compensation plans; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

Our board of directors has adopted an audit committee charter, a compensation committee charter and a nominating and governance committee charter. However, we use some of the exemptions available to a foreign private issuer. As a result, our board of directors may not consist of a majority of independent directors and our compensation committee may not consist of any or a majority of independent directors. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Market interest rates may have an effect on the trading value of our common shares.

One of the factors that investors may consider in deciding whether to buy or sell our common shares is our dividend rate, as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may demand a higher dividend yield on our common shares or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and capital market conditions can affect the market value of our common shares.

If securities analysts do not publish research or reports about our business or if they change their financial estimates or investment recommendation, the price of our common shares could decline.

The trading market for our common shares relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control or influence the decisions or opinions of these analysts and analysts may not cover us. If any analyst who covers us changes his or her financial estimates or investment recommendation, the price of our common shares could decline. If any analyst ceases coverage of our company or our industry, we could lose visibility in the market, which in turn could cause our share price to decline.

Implementation of required public company corporate governance and financial reporting practices and policies will increase our costs, and we may be unable to provide the required financial information in a timely and reliable manner.

We are subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC. The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), has adopted rules that will require us to conduct an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent auditors must attest to and report on the effectiveness of such internal controls over financial reporting. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we are not able to implement the requirements of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent auditors may not be able to attest as to the effectiveness of our internal controls over financial reporting. This result may subject us to adverse regulatory consequences, and could lead to a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if we disclose material weaknesses or significant deficiencies in our internal controls. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our common shares. Furthermore, testing and maintaining internal controls can divert our management’s attention from other matters that are important to our business. We also expect these regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly.

A large number of shares that had been previously restricted from immediate resale are eligible for future sale into the public market. We may also issue additional shares without your approval. This could cause the market price of our common shares to decline significantly.

Sales of substantial amounts of common shares by our existing shareholders, or the perception that such sales will occur, may cause the market price of our common shares to decline significantly. Upon completion of our initial public offering in October 2007, our officers, directors and existing pre-IPO shareholders representing 96.6% of the pre-initial public offering shares were subject to lock-up agreements providing that they would not sell any of our common shares until 180 days from the date of our initial public offering, without the prior written consent of the representatives of the underwriters. Prohibitions on selling shares under these lock-up agreements expired in April 2008.

On December 10, 2007, we filed a registration statement on Form S-8 under the U.S. Securities Act of 1933, as amended, to register the common shares that we may issue in the future under our 2007 Share Incentive Plan, and such registration statement became effective upon filing. We have reserved a maximum of 8% of our issued and outstanding common shares as of 45 days after the completion of our initial public offering for issuance under our 2007 Share Incentive Plan. Upon registering new common shares that we may issue under this plan, those shares are freely tradable upon issuance. Further, effective February 15, 2008, the SEC revised Rule 144, which provides a safe harbor for the resale of restricted securities, shortening applicable holding periods and easing other restrictions and requirements for resales by our non-affiliates, thereby enabling an increased number of our outstanding restricted shares to be resold sooner into the public market. If, as a result of the foregoing, a large number of our common shares are sold into the public market, or if there is an expectation of such sales, these sales, or expectations of these sales, could reduce the trading price of our common shares and impede our ability to raise future capital.

Our board of directors and management have broad discretion in using the proceeds from our initial public offering, which might not be used in ways that improve our operating results or increase our market value. Investors must rely on the judgment of our board of directors and management regarding the application of the proceeds from our initial public offering.

We have used or intend to use the net proceeds from our initial public offering:

•	to repay the debt incurred to fund our purchase of the exclusive rights to manage the container fleet of Capital from Green Eagle Investments N.V., which acquisition closed on July 23, 2007;

•	to fund the purchase of half of the interests held by FB Transportation Capital LLC (“FB”) in our subsidiary, Textainer Marine Containers Limited;

•	to fund fleet expansion and acquisitions of complementary businesses, products, technologies or other assets; and

•	for general corporate purposes, including repayment of debt, working capital and capital expenditures.

However, our board of directors and management have broad discretion in applying the net proceeds we received from our initial public offering and may spend the proceeds for corporate purposes that do not necessarily improve our operating results or enhance the value of our common shares, or allocate the net proceeds in a manner with which you do not agree.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

Bermuda law and our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These include provisions:

•	requiring the approval of not less than 66% of our shareholders for a merger or amalgamation transaction that has not been approved by our board of directors;

•

prohibiting us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person becomes an interested shareholder, unless certain conditions are met;

•	authorizing our board of directors to issue blank-check preference shares without shareholder approval;

•	establishing a classified board with staggered three-year terms;

•

only authorizing the removal of directors (i) for cause by the affirmative vote of the holders of a majority of the votes cast at a meeting or (ii) without cause by the affirmative vote of the holders of 66% of the common shares then issued and outstanding and entitled to vote on the resolution; and

•	establishing advance notice requirements for nominations for election to our board of directors.

These provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and/or our board of directors. Public shareholders who might desire to participate in these types of transactions may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

As a shareholder of our company, you may have greater difficulties in protecting your interests than as a shareholder of a U.S. corporation.

The Companies Act 1981 of Bermuda, as amended (the “Companies Act”), applies to our company and differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Taken together with the provisions of our bye-laws, some of these differences may result in your having greater difficulties in protecting your interests as a shareholder of our company than you would have as a shareholder of a U.S. corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights you may have as a shareholder to enforce specified provisions of the Companies Act or our bye-laws, and the circumstances under which we may indemnify our directors and officers.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Report on Form 6-K, including the sections entitled Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 4 “Risk Factors,” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 4, “Risk Factors” and elsewhere in this Report on Form 6-K.

We believe that it is important to communicate our future expectations to potential investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 4, “Risk Factors,” as well as any cautionary language in this Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 4, “Risk Factors” and elsewhere in this Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 4, “Risk Factors” or elsewhere in this Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Report on Form 6-K as a result of new information, future events or developments, except as required by federal securities laws. You should read this Report on Form 6-K and the documents that we reference and have filed as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

Industry data and other statistical information used in this Report on Form 6-K are based on independent publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

In this Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2007 Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2008

Textainer Group Holdings Limited

/s/ John A. Maccarone
John A. Maccarone
Chief Executive Officer